82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

RECEIVED
2005 MAR -1 A 10:2

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

05006148

Bornheim, February 21, 2005

HORNBACH-Baumarkt-AG – File number 82-3729

SUPPL

Dear Sir or Madam,

Enclosed please find several press releases/ad-hoc announcement of HORNBACH-Baumarkt-AG for your documentation:

- ***Press Release, 2004-11-08:***
  HORNBACH-Baumarkt-AG to enter the bond market
- ***Press Release, 2004-11-12:***
  HORNBACH-Bond issued at 6.125%
- ***Press Release, 2004-12-21:***
  9-months interim report 2004/05
- ***Interim Report***
  Third Quarter 2004/05 (March 1-November 30,2004)
- ***Ad-hoc announcement, 2005-01-18***
  HORNBACH Share Option Plan

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

Kind regards,

pp. Judith Sommer

Enclosures

PRESSEMITTEILUNG – PRESS RELEASE

HORNBACH Es gibt immer was zu tun.

HORNBACH-Baumarkt-AG to Enter the Bond Market

- DIY Retail Group to issue a ten-year corporate bond with a volume of Euro 200 million in November
- Public corporate rating by Standard & Poor's and Moody's with initial grade of BB/Ba2 and stable outlook

Bornheim bei Landau, November 8, 2004.
HORNBACH-Baumarkt-AG will have its debut on the debt capital markets in November 2004 by issuing a corporate bond with a volume of € 200 million. The fourth-largest German DIY Group will thus enter new territory in the financing of its future growth. The planned bond has a term of ten years and will be offered to institutional investors in Europe in the course of this week. Within the framework of the bond issue, HORNBACH-Baumarkt-AG has for the first time obtained a public rating from the rating agencies Standard & Poor's and Moody's Investors Service Limited. The corporate rating has been recorded with an initial grade of BB/Ba2 and a stable outlook in both cases. The rating for the planned corporate bond is set at BB-/Ba3.

"With its corporate bond, HORNBACH is one of the first companies in the German retail sector to access a modern and forward-looking source of debt capital. It enables us to broaden our range of financing instruments and to achieve a greater degree of independence in view of the implications of Basle II," commented CFO Roland Pelka in London on Monday. The publicly listed company HORNBACH-Baumarkt-AG (ISIN DE0006084403) intends to earmark the incoming funds on the one hand for reducing its short-term financial liabilities and improving its capital structure on a sustainable basis. On the other hand, the bond will provide liquidity to finance the future growth of the company. The DIY Group currently operates 116 retail outlets in Germany and in seven other European countries. In the 2003/2004 financial year, its consolidated net sales amounted to € 1,923 million.

CFO Roland Pelka also sees the company's opening up to the public debt capital markets as presenting an opportunity to inform a wider range of investors beyond the stock markets of the strengths of the DIY company. This would contribute "to us attaining a competitive advantage over our competitors in the area of financing as well. Given a successful issue of the bond, I can well imagine that we will approach the capital markets again in future."

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

In connection with the bond issue, HORNBACH-Baumarkt-AG has for the first time obtained a public rating from the rating agencies Standard & Poor's and Moody's. Apart from the Metro-Group, HORNBACH is the only German retail company to have a public corporate rating. As announced by S&P on Monday, HORNBACH-Baumarkt-AG has been awarded an initial Corporate Credit Rating of "BB/ Stable". Moody's has graded the company similarly at "Ba2/ Stable" (Senior Implied Rating). The rating of the planned corporate bond has been set at BB-/Ba3. The corporate and bond ratings were within the expected framework, according to Pelka. "We are currently in the cross-over division and have good chances of being promoted to an investment grade in the coming years."

Contact

Axel Müller, Investor Relations
Tel: +49 (0) 63 48/ 60 - 24 44
Fax: +49 (0) 63 48/ 60 - 42 99
invest@hornbach.com

Financial Calendar

- December 21, 2004 — **Interim Report** as of November 30, 2004
- April 14, 2005 — **Preliminary Results** 2004/2005
- June 24, 2005 — **Financial Statements Press Conference** 2004/2005; **DVFA Analysts Conference: HORNBACH-Baumarkt-AG**; **Interim Report** as of May 31, 2005
- September 01, 2005 — **Annual General Meeting of HORNBACH-Baumarkt-AG**
- September 29, 2005 — **Interim Report** as of August 31, 2005
- December 21, 2005 — **Interim Report** as of November 30, 2005

HORNBACH-Bond issued at 6.125%

Historic low pricing in the European high yield market - volume of the 10 year maturity bond was upsized by 25% to 250 million Euro due to the high demand.

London/Bornheim bei Landau, November 12, 2004.
HORNBACH-Baumarkt-AG celebrates the successful issuance of its bond to the European debt capital markets. On Friday, the BB/Ba2 rated German DIY retailer raised a bond with a 10 year maturity and a coupon of 6.125%. Never in the history of the European high yield market has a transaction been initially priced at this level. Due to the high investor demand the original volume of 200 million Euro was upsized by 25%.

Capital markets experts of Deutsche Bank and Goldman Sachs report of excellent market conditions in the high yield market and exceptional strong investor demand especially from German investors for HORNBACH, the fourth largest German DIY operator.

The management of HORNBACH presented the company to numerous institutional investors in various European financial centres. "The market was extremely receptive to the issue. At present there are no other transactions in the market in the BB rating category what increase investor attention. More importantly is that, the company has a tremendous success story and attractive growth potential. These factors convinced investors", reported from banking sources. Due to the high demand the volume of the HORNBACH-bond was upsized during the week by 50 million Euro to 250 million Euro.

„We are very pleased by the performance of the issuance", quotes CFO Roland Pelka this Friday in London. "The competitive advantages of our company in the European DIY market are easy to understand for investors. Furthermore the high brand recognition – especially in Germany – supported the successful launch of the bond."

HORNBACH presents its interim report for the first nine months of 2004/2005

Significant Year-On-Year Increase in Sales and Earnings

- Group sales up by 8.9% – HORNBACH DIY megastores with garden centers report growth of 10.1%
- Earnings increase maintained in third quarter
- Swiss store network grows to three locations

Neustadt an der Weinstrasse, December 21, 2004.
The HORNBACH Group has reported a significant year-on-year increase in its sales and earnings both for the first nine months of the 2004/2005 financial year (March 1 to November 30, 2004) and for the third quarter. The consolidated sales of HORNBACH HOLDING AG rose by 8.9% over the first nine months to reach € 1.77 billion (previous year: € 1.62 billion). Around € 1.66 billion of this total was contributed by the 117 DIY megastores with garden centers operated in eight countries by HORNBACH-Baumarkt-AG, the largest operating subgroup (previous year: € 1.51 billion). Due to the downturn in consumer confidence witnessed in Germany since the autumn, like-for-like sales growth could not be maintained at the dynamic level seen in the first half of the financial year. As a result, like-for-like sales declined by 0.9% in the period of September to November 2004. For the first nine months, the Group reported cumulative like-for-like sales growth of 2.5%. Its earnings for the first nine months continued to rise as a percentage of sales. Earnings before taxes at the HORNBACH HOLDING AG Group improved by 47% to € 86.5 million and at the Baumarkt subgroup by 54% to € 81.4 million.

The HORNBACH HOLDING AG Group consists of the HORNBACH-Baumarkt-AG, HORNBACH Baustoff Union GmbH and HORNBACH Immobilien AG subgroups.

The net sales of the HORNBACH HOLDING AG Group rose by 6.0% during the third quarter (September 1 to November 30, 2004) to reach € 554.1 million (previous year: € 522.9 million). Cumulative consolidated sales rose by 8.9% to reach € 1,765.7 million in the first nine months of the financial year (previous year: € 1,621.4 million).

Following two new openings in the third quarter, the HORNBACH-Baumarkt-AG subsidiary was operating 117 DIY megastores with garden centers across Europe with a total sales area of around 1,196,000 m² as of November 30, 2004. Net sales at the HORNBACH-Baumarkt-AG Group rose by 6.6% in the third quarter to € 518.3 million (previous year: € 486.0 million) and by 10.1% in the first nine months to reach € 1,658.8 million (previous year: € 1,506.7 million).

In Germany, a new megastore was opened in Braunschweig in November with more than 16,000 m² of sales area. This location, which has been combined with a construction materials drive-in facility, replaces the former DIY store with a garden center in the town itself, which was no longer up to date. In Switzerland, the opening of the DIY megastore with a garden center in Villeneuve on Lake Geneva means that the network of Swiss HORNBACH megastores has now expanded to three locations. The share of international

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

sales at the subgroup amounted to 32.7% at the end of the first nine months (previous year: 31.9%).

Like-for-like sales in Germany and abroad rose by 2.5% across the Group during the reporting period from March to November 2004, building on the very strong performance reported for the equivalent period in the previous year (+3.9%). In Germany, this key figure improved by 1.2%, while the international HORNBACH DIY megastores with garden centers reported like-for-like sales growth of 5.3%.

In the third quarter of the current 2004/2005 financial year, like-for-like sales were not able to maintain the dynamic pace reported for the first six months of the financial year. Like-for-like sales at the HORNBACH-Baumarkt-AG subgroup fell by 0.9% in the months of September to November 2004 (previous year: +5.7%).

The slowdown in the sales performance is primarily attributable to the highly subdued level of consumer demand in the German retail sector, which has declined markedly since September of this year. The DIY and garden center segment achieved sales growth of 1.7% in real terms between January and September 2004, based on figures released by the Federal Statistics Office, which means that it has significantly outperformed the overall retail sector (-1.4% in real terms). Nevertheless, since the summer the DIY segment has hardly managed to escape the general downturn in consumer expenditure. According to the Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB), the growth in like-for-like DIY sales in Germany did not exceed 0.1% during the first three quarters of the 2004 calendar year. Over the same period of January to September 2004, HORNBACH generated sales growth of 3.4% in Germany, even though the business climate had been difficult in terms of price competition.

In spite of underlying conditions remaining difficult in the construction sector, the cumulative net sales of the HORNBACH Baustoff Union GmbH (HBU) subgroup improved in the first three quarters from € 102.6 million in the previous year to € 108.7 million (plus 6%).

Earnings Performance

Earnings at the HORNBACH HOLDING AG Group and at the HORNBACH-Baumarkt-AG subgroup continued to rise as a percentage of sales both in the third quarter and in the first nine months of 2004/2005.

At the HORNBACH HOLDING AG Group, consolidated earnings before taxes, the extraordinary result and minority interests rose by 32.8% in the period from September 1 to November 30, 2004 to reach € 8.5 million (previous year: € 6.4 million). At the HORNBACH-Baumarkt-AG subgroup, consolidated earnings before taxes and the extraordinary result rose by 62.7% to € 8.3 million (previous year: € 5.1 million).

Earnings for the first nine months of the 2004/2005 financial year are significantly up on those for the previous year. At HORNBACH HOLDING AG, cumulative earnings before taxes grew by 47.1% to € 86.5 million (previous year: € 58.8 million). Pre-tax earnings at the HORNBACH-Baumarkt-AG subgroup rose by 54.2% to € 81.4 million (previous year: € 52.8 million). Average earnings per share at the overall Group calculated in line with IFRS for the first nine months rose from € 3.67 to € 5.17 (plus 40.9%) and at the Baumarkt subgroup from € 2.23 to € 3.33 (plus 49.3%).

The pleasing earnings performance during the first nine months is principally due to like-for-like sales growth, earnings contributions from newly opened megastores, a lower level of

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

pre-opening expenses and improved procurement conditions with a slight reduction in retail prices.

Earnings at the builders merchant business operated by HBU fell short of expectations. Its operating earnings were burdened by maintenance and restructuring measures. Operating earnings at the HORNBACH Immobilien AG subgroup were up on those in the previous year.

The most important key figures of the two companies have been provided in the tables.

Outlook

No further new openings of DIY megastores with garden centers are scheduled to take place in the fourth quarter of the 2004/2005 financial year. The total of 117 retail outlets within the HORNBACH-Baumarkt-AG subgroup are expected to generate net sales approaching € 2.1 billion. The performance of like-for-like sales is expected to exceed the sector average.

Net sales at the HORNBACH HOLDING AG Group are expected to rise to more than € 2.2 billion in the current financial year. On account of the company's scheduled expansion, like-for-like sales growth and a stable gross margin, consolidated earnings for the overall year are expected to rise as a percentage of sales.

Further details of the business performance of the overall HORNBACH HOLDING AG Group and of the HORNBACH-Baumarkt-AG subgroup can be found in the interim reports published today on the internet.

- HORNBACH-Baumarkt-AG: www.hornbach.com
- HORNBACH HOLDING AG: www.hornbach-holding.com

Key Figures for the First Nine Months of 2004/2005 (IFRS)

HORNBACH HOLDING AG Group (ISIN DE0006083439)

Key Figures **HORNBACH HOLDING AG Group** (in € million, unless otherwise indicated)	3rd Quarter 2004/2005	3rd Quarter 2003/2004	± %	9 Months 2004/2005	9 Months 2003/2004	± %
Net sales	**554.1**	**522.9**	**6.0**	**1,765.7**	**1,621.4**	**8.9**
of which in other European countries	172.2	155.2	11.0	542.5	480.5	12.9
Gross margin (as % of net sales)	34.2%	33.8%		35.6%	34.4%	
EBITDA	36.3	32.9	10.3	166.4	135.6	22.7
EBIT	17.5	14.7	19.0	112.5	82.8	35.9
Consolidated earnings before taxes, extraordinary result and minority interests	**8.5**	**6.4**	**32.8**	**86.5**	**58.8**	**47.1**
Extraordinary result	0	0	-	0	1.1	-
Consolidated net income*	3.7	3.0	23.3	41.3	29.3	41.0
Average earnings per share (in €)	0.46	0.38	21.1	5.17	3.67	40.9
No. of employees at HORNBACH Group				11,411	10,571	7.9
Investments				118.7	110.8	7.1
Total assets				1,868.8	1,661.6	12.5
Shareholders' equity**				465.9	442.1	5.4
Shareholders' equity as % of total assets **				25.0	26.6	

** after minority interests*
*** excluding minority interests*

HORNBACH-Baumarkt-AG Subgroup (ISIN DE0006084403)

Key Figures **HORNBACH-Baumarkt-AG Group** (in € million, unless otherwise indicated)	3rd Quarter 2004/2005	3rd Quarter 2003/2004	± %	9 Months 2004/2005	9 Months 2003/2004	± %
Net sales	**518.3**	**486.0**	**6.6**	**1,658.8**	**1,506.7**	**10.1**
of which in other European countries	172.2	155.2	11.0	542.5	480.5	12.9
Like-for-like sales growth	-0.9%	5.7%		2.5%	3.9%	
Gross margin (as % of net sales)	34.8%	34.4%		36.1%	34.9%	
EBITDA	29.1	25.0	16.4	141.1	111.4	26.7
EBIT	13.4	10.0	34.0	96.4	68.0	41.8
Consolidated earnings before taxes and extraordinary result	**8.3**	**5.1**	**62.7**	**81.4**	**52.8**	**54.2**
Extraordinary result	0	0	-	0	1.1	-
Consolidated net income	5.4	3.4	58.8	50.0	33.5	49.3
Earnings per share (in €)	0.36	0.22	58.8	3.33	2.23	49.3
No. of employees				10,752	9,814	9.6
Investments				75.0	53.2	41.0
Total assets				1,332.8	1,129.5	14.7
Shareholders' equity				401.8	369.9	11.8
Shareholders' equity as % of total assets				30.2%	32.8%	
No. of stores				117	108	8.3
Sales area as per BHB (in 000 m^2)				1,196	1,093	9.4
Average store size (in m^2)				10,224	10,117	1.1

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Financial Calendar

▪ April 14, 2005	**Preliminary Results** 2004/2005
▪ June 24, 2005	**Financial Statements Press Conference** 2004/2005 **DVFA Analysts Conference: HORNBACH-Baumarkt-AG** **Interim Report** as of May 31, 2005
▪ September 01, 2005	**Annual General Meeting: HORNBACH-Baumarkt-AG**
▪ September 02, 2005	**Annual General Meeting: HORNBACH HOLDING AG**
▪ September 29, 2005	**Interim Report** as of August 31, 2005 **DVFA Analysts Conference: HORNBACH HOLDING AG**
▪ December 21, 2005	**Interim Report** as of November 30, 2005

Contact

Axel Müller, Investor Relations
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Interim Report

HORNBACH-BAUMARKT-AG GROUP

THIRD QUARTER 2004/2005
(MARCH 1 - NOVEMBER 30, 2004)



HORNBACH

Es gibt immer was zu tun.

HORNBACH-Baumarkt-AG Group
Interim Report (IFRS) for the First Nine Months of 2004/2005
(March 1 to November 30, 2004)

- Nine-month sales and earnings significantly up on previous year
- Like-for-like sales up by 2.5% on a cumulative basis
- Swiss store network grows to three locations

HORNBACH-Baumarkt-AG increased its consolidated sales by 10.1% to € 1,659 million in the first nine months of the current financial year (March 1 to November 30, 2004). Due to the downturn in consumer confidence witnessed in Germany since the autumn, like-for-like sales growth could not be maintained at the dynamic level seen in the first half of the financial year. Cumulative like-for-like sales growth across the Group amounted to 2.5% at the end of the first nine months.

Earnings have shown a considerable increase as a proportion of sales compared with the first nine months of 2003/2004. Our EBITDA increased by 27% to € 141 million, while our EBIT rose by 42% to € 96 million. Consolidated earnings before taxes and extraordinary items improved by 54% to € 81 million.

Key Figures for HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	3rd Quarter 2004/2005	3rd Quarter 2003/2004	± %	9 Months 2004/2005	9 Months 2003/2004	± %
Net sales	**518.3**	**486.0**	**6.6**	**1,658.8**	**1,506.7**	**10.1**
of which in other European countries	172.2	155.2	11.0	542.5	480.5	12.9
Like-for-like sales growth	-0.9%	5.7%		2.5%	3.9%	
Gross margin (as % of net sales)	34.8%	34.4%		36.1%	34.9%	
EBITDA	29.1	25.0	16.4	141.1	111.4	26.7
EBIT	13.4	10.0	34.0	96.4	68.0	41.8
Consolidated earnings before taxes and extraordinary result	**8.3**	**5.1**	**62.7**	**81.4**	**52.8**	**54.2**
Extraordinary result	0	0	-	0	1.1	-
Consolidated net income	**5.4**	**3.4**	**58.8**	**50.0**	**33.5**	**49.3**
Earnings per share (in €)	0.36	0.22	58.8	3.33	2.23	49.3
No. of employees				10,752	9,814	9.6
Investments				75.0	53.2	41.0
Total assets				1,332.8	1,129.5	14.7
Shareholders' equity				401.8	369.9	11.8
Shareholders' equity as % of total assets				30.2%	32.8%	
No. of stores				117	108	8.3
Sales area as per BHB (in 000 m²)				1,196	1,093	9.4
Average store size (in m²)				10,224	10,117	1.1

Two New Openings in the Third Quarter of 2004/2005

Two DIY megastores with garden centers were opened during the third quarter of 2004/2005. In Germany, the a new Braunschweig store with more than 16,000 m2 of sales area was opened in November. This location, which has been combined with a construction materials drive-in facility, replaces the former DIY store with a garden center (6,500 m2) in the town itself, which was no longer up to date. In Switzerland, the opening of the DIY megastore with a garden center in Villeneuve on Lake Geneva means that the network of Swiss HORNBACH megastores has now expanded to three locations.

As of November 30, 2004, the number of retail outlets had increased to 117 (previous year: 108). With total sales areas of 1,196,228 m^2, the average store size amounts to 10,224 m^2. Of these, 88 are operated in Germany. The 29 HORNBACH DIY megastores with garden centers in other European countries are distributed as follows: Austria (11), the Netherlands (8), the Czech Republic (4), Switzerland (3), Luxembourg (1), Sweden (1) and Slovakia (1).

Sales Performance

The net sales of the HORNBACH-Baumarkt-AG Group rose by 6.6% during the third quarter (September 1 to November 30, 2004) to reach € 518.3 million (previous year: € 486.0 million). Cumulative consolidated sales rose by 10.1% to reach € 1,658.8 million in the first nine months of the financial year (previous year: € 1,506.7 million). At € 542.5 million (previous year: € 480.5 million), the share of sales generated outside Germany during the first nine months of 2004/2005 amounted to 32.7% of overall sales (previous year: 31.9%).

Like-for-like sales in Germany and abroad rose by 2.5% across the Group during the reporting period of March to November 2004, building on the very strong performance reported for the equivalent period in the previous year (+3.9%). In Germany, this key figure improved by 1.2%, while the international HORNBACH DIY megastores with garden centers reported like-for-like sales growth amounting to 5.3%.

In the third quarter of the current 2004/2005 financial year, like-for-like sales were not able to maintain the level reported for the first six months of the financial year and in particular for the equivalent quarter in the previous year. Like-for-like sales fell by 0.9% across the Group in the months of September to November 2004 (previous year: +5.7%).

The slowdown in the sales performance is primarily attributable to the highly subdued level of consumer demand in the German retail sector, which has declined markedly since September of this year. The DIY and garden center segment achieved sales growth of 1.7% in real terms between January and September 2004, based on figures released by the Federal Statistics Office, which means that it has significantly outperformed the overall retail sector (-1.4% in real terms). Nevertheless, since the summer the DIY segment has hardly managed to escape the general downturn in consumer expenditure. According to the Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB), the growth in like-for-like DIY sales in Germany did not exceed 0.1% during the first three quarters of the 2004 calendar year. Over the same period of January to September 2004, HORNBACH generated sales growth of 3.4% in Germany, in spite of the business climate remaining difficult in terms of price competition.

Earnings Performance

Earnings continued to rise as a percentage of sales both in the third quarter and in the first nine months of 2004/2005.

Earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 16.4% to € 29.1 million during the third quarter (previous year: € 25.0 million). Earnings before interest and taxes (EBIT) improved by 34.0% to € 13.4 million (previous year: € 10.0 million). Consolidated earnings before taxes and the extraordinary result for the period from September and November 2004 rose by 62.7% to € 8.3 million (previous year: € 5.1 million).

For the reporting period from March 1 to November 30, 2004, the EBITDA rose by 26.7% compared with the previous year to reach € 141.1 million (previous year: € 111.4 million). The EBITDA margin increased from 7.4% to 8.5%. EBIT reported growth of 41.8% to € 96.4 million (previous year: € 68.0 million). The EBIT margin increased from 4.5% to 5.8%. Consolidated earnings before taxes and the extraordinary result rose by 54.2% in the first nine months to reach € 81.4 million (previous year: € 52.8 million). Earnings per share calculated in line with IFRS rose from € 2.23 to € 3.33.

This pleasing earnings performance during the first nine months is principally due to like-for-like sales growth, earnings contributions from newly opened megastores, a lower level of pre-opening expenses and an improvement in the gross margin compared with the previous year. In spite of further reductions in retail prices, the gross profit rose as a percentage of net sales at the HORNBACH-Baumarkt-AG Group from

34.9% to 36.1%. This was mainly attributable to improved procurement conditions. The selling and store operating expenses ratio remained stable. There has been a slight increase in the general and administration expenses ratio as a result of the preparations for the conversion of the existing merchandising system to SAP.

Personnel

At the reporting date on November 30, 2004, there were 10,752 (previous year: 9,814) individuals across Europe in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries.

Investments

A total of € 75.0 million was invested during the first nine months of the current financial year (previous year: € 53.2 million) in office and plant equipment and software (51%) and in land and buildings (49%). Information as to the financing and investment activities of HORNBACH-Baumarkt-AG has been provided in the statement of cash flows in the notes to this report.

Other Events During the Reporting Period

On November 12, 2004, HORNBACH-Baumarkt-AG issued a corporate bond with a volume of € 250 million on the European capital market. HORNBACH placed its paper, which has a term of ten years, with an interest coupon of 6.125%. Within the framework of the bond issue, HORNBACH-Baumarkt-AG has for the first time obtained a public rating from the rating agencies Standard & Poor's and Moody's. The corporate rating has been recorded with an initial grade of BB/Ba2 and a stable outlook in both cases. The rating for the corporate bond was set at BB-/Ba3. The company intends to earmark the incoming funds from the bond on the one hand for reducing its short-term debt and improving its capital structure on a sustainable basis. On the other hand, the bond will provide liquidity to finance the future growth of the company.

Outlook

No further new openings are scheduled to take place in the fourth quarter of the 2004/2005 financial year. The total of 117 retail outlets within the HORNBACH-Baumarkt-AG Group are expected to generate net sales approaching € 2.1 billion. The performance of like-for-like sales is expected to exceed the sector average. On account of the company's scheduled expansion, like-for-like sales growth and a stable gross margin, consolidated earnings are expected to rise as a percentage of sales.

Bornheim, December 20, 2004
– The Board of Management –

Financial Calendar 2005

April 14, 2005	**Preliminary Results 2004/2005**
June 24, 2005	**Financial Statements Press Conference 2004/2005 and Publication of Annual Report**
	DVFA Analysts Conference **Interim Report as of May 31, 2005**
September 01, 2005	**Annual General Meeting in Frankfurt am Main**
September 29, 2005	**Interim Report as of August 31, 2005**
December 21, 2005	**Interim Report as of November 30, 2005**

HORNBACH
Es gibt immer was zu tun.

Contact

Investor Relations
Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press / Public Relations
Dr. Ursula Dauth
67433 Neustadt an der Weinstrasse
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 78 - 93 00
presse@hornbach.com

Internet: www.hornbach.com

HORNBACH-Baumarkt-AG Group
Income Statement

€ m	3rd Quarter 2004/2005	3rd Quarter 2003/2004	± %	Nine Months 2004/2005	Nine Months 2003/2004	± %
Sales	518.3	486.0	6.6	1,658.8	1,506.7	10.1
Cost of sales	338.0	318.9	6.0	1.060.6	981.2	8.1
Gross profit	**180.3**	**167.1**	**7.9**	**598.2**	**525.5**	**13.8**
Selling and store operating expenses	149.4	137.9	8.3	446.8	405.4	10.2
Pre-opening expenses	2.9	3.2	-9.4	7.4	8.3	-10.8
General and administration expenses	19.8	18.3	8.2	59.6	52.4	13.7
Other operating income and expenses	5.2	2.3	126.1	12.0	8.6	39.5
Earnings before interest and taxes (EBIT)	**13.4**	**10.0**	**34.0**	**96.4**	**68.0**	**41.8**
Net financial expenses	-5.1	-4.9	4.1	-15.0	-15.2	-1.3
Consolidated earnings before taxes and extraordinary result	**8.3**	**5.1**	**62.7**	**81.4**	**52.8**	**54.2**
Taxes on income	2.9	1.7	70.6	31.4	20.4	53.9
Consolidated earnings after taxes and before extraordinary result	**5.4**	**3.4**	**58.8**	**50.0**	**32.4**	**54.3**
Extraordinary result	0.0	0.0	-	0.0	1.1	-100.0
Consolidated net income	**5.4**	**3.4**	**58.8**	**50.0**	**33.5**	**49.3**
Undiluted earnings per share (in €)	**0.36**	**0.22**	**58.8**	**3.33**	**2.23**	**49.3**

HORNBACH-Baumarkt-AG Group
Balance Sheet

ASSETS	November 30, 2004 € m	%	November 30, 2003 € m	%	February 29, 2004 € m	%
A. Long-term assets	**653.6**	**48.9**	**651.5**	**57.7**	**654.2**	**56.2**
I. Intangible assets	20.6	1.5	12.3	1.1	15.2	1.3
II. Property, plant and equipment	619.9	46.5	625.6	55.4	621.6	53.4
III. Financial assets	0.2	0.0	1.1	0.1	0.8	0.1
IV. Other long-term assets	1.6	0.1	1.6	0.1	1.5	0.1
V. Deferred tax claims	11.3	0.8	10.9	1.0	15.1	1.3
B.Short-term assets	**679.2**	**51.1**	**478.0**	**42.3**	**508.1**	**43.8**
I. Inventories	415.3	31.2	385.9	34.1	425.0	36.6
II. Accounts receivable and other assets	63.7	4.8	36.7	3.2	34.5	3.0
III. Cash and cash equivalents	200.2	15.1	55.4	4.9	48.6	4.2
TOTAL ASSETS	1,332.8	100.0	1,129.5	100.0	1.162.3	100.0

EQUITY AND LIABILITIES	November 30, 2004 € m	%	November 30, 2003 € m	%	February 29, 2004 € m	%
A. Shareholders' equity	**401.8**	**30.2**	**369.9**	**32.8**	**363.4**	**31.2**
I. Share capital	45.0	3.4	45.0	4.0	45.0	3.9
II. Capital reserve	122.5	9.2	122.5	10.8	122.5	10.5
III. Retained earnings	184.3	13.8	168.9	15.0	167.9	14.4
IV. Consolidated net income	50.0	3.8	33.5	3.0	28.0	2.4
B. Long-term liabilities	**562.9**	**42.2**	**335.6**	**29.8**	**335.4**	**28.8**
I. Long-term debt	507.2	38.0	286.5	25.4	286.5	24.6
II. Deferred taxes	49.2	3.7	43.5	3.9	42.0	3.6
III. Other liabilities	6.5	0.5	5.6	0.5	6.9	0.6
C. Short-term liabilities	**368.1**	**27.6**	**424.0**	**37.4**	**463.5**	**40.0**
I. Short-term debt	54.0	4.1	105.4	9.3	129.0	11.1
II. Accounts payable and other liabilities	239.4	18.0	265.3	23.4	271.4	23.4
III. Tax provisions	28.6	2.1	18.6	1.6	14.2	1.2
IV. Other provisions	46.1	3.4	34.7	3.1	48.9	4.3
TOTAL EQUITY AND LIABILITIES	1,332.8	100.0	1,129.5	100.0	1,162.3	100.0

HORNBACH-Baumarkt-AG Group
Statement of Cash Flows

	Nine Months 2004/2005 € m	Nine Months 2003/2004 € m
Consolidated earnings after taxes and before extraordinary result	**50**	**32**
Depreciation and amortization	45	43
Change in provisions	11	14
Profits/losses on the sale of fixed assets	0	-1
Change in inventories, accounts receivable and other assets	-18	-37
Change in accounts payable and other liabilities	43	39
Other income/expenses with no cash effect	11	2
Receipts/payments of exceptional items	0	2
Cash flow from operating activities	**142**	**94**
Proceeds from disposals of fixed assets	21	39
Payments for investments in tangible assets	-53	-51
Payments for investments in intangible assets	-7	-2
Payments for the acquisition of subsidiaries and other operating units	-9	0
Cash flow from investing activities	**-48**	**-14**
Dividends paid to shareholders	-13	-13
Proceeds from long-term debt	262	21
Repayment of long-term debt	-36	-23
Payments for group financing activities	-72	-12
Change in short-term debt	-84	-21
Cash flow from financing activities	**57**	**-48**
Change in cash and cash equivalents	151	32
Cash and cash equivalents at March 1	49	23
Cash and cash equivalents at November 30	**200**	**55**

HORNBACH-Baumarkt-AG Group
Statement of Shareholders' Equity

Nine Months 2003/2004 € m	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Net Income	Total Equity
Balance at March 1, 2003	45	122	-2	1	168	15	349
Dividend distributions						-13	-13
Foreign currency adjustments				-1			-1
Valuation of derivative financial instruments, net after taxes			1				1
Transfer to reserves					2	-2	0
Net income						34	34
Balance at November 30, 2003	45	122	-1	0	170	34	370

Nine Months 2004/2005 € m	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Net Income	Total Equity
Balance at March 1, 2004	45	122	-2	0	170	28	363
Dividend distributions						-13	-13
Foreign currency adjustments				2			2
Transfer to reserves					15	-15	0
Net income						50	50
Balance at November 30, 2004	45	122	-2	2	185	50	402

HORNBACH-Baumarkt-AG Group
Notes to the Group Interim Report (IFRS) as of November 30, 2004

(1) Accounting Principles

This non-audited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries for the first nine months as of November 30, 2004 has been compiled in accordance with the accounting principles promulgated by the International Accounting Standards Board (IASB), London. Application has been made of all International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretation Committee (IFRIC), previously the Standing Interpretation Committee "SIC", valid as of November 30, 2004. The accounting principles applied in the compilation of this interim report correspond to those applied in the consolidated financial statements as of February 29, 2004. The Group has made additional application of IAS 34 "Interim Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2003/2004 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report unless expressly indicated otherwise.

(2) Reporting Entity

The company BM Immobilien Alpha GmbH was sold on the basis of the contract dated August 24, 2004. The company was removed from the reporting entity as of August 31, 2004.

HORNBACH-Baumarkt-AG acquired the shares in the company KIWI Grund GmbH with effect from October 6. The company has been consolidated accordingly for the first time.

(3) Newly issued accounting standards

The IASB issued new or revised and supplemented standards in March 2004. The new standards and those standards revised within the framework of the "improvement projects" are only required to be applied by HORNBACH-Baumarkt-AG from March 1, 2005. No application is to be made of the possibility of voluntarily applying the standards at an earlier stage. In line with the transitional requirements outlined in IFRS 3 "Business Combinations", the standard is to be applied to all business combinations for which contracts are concluded on or after March 31, 2004. At HORNBACH-Baumarkt-AG, the standard is only applicable with effect from the 2005/2006 financial year to goodwill resulting from earlier business combinations. Overall, the standard has no implications for the interim financial standards as of November 30, 2004.

(4) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group is subject to lower sales in the autumn and winter than in the spring and summer months. These seasonal variations are reflected in the figures for the first nine months. The results of business operations for the first nine months up to November 30, 2004 do not necessarily provide an accurate indication of the results to be expected for the overall financial year.

(5) Amendment of contingent liabilities and accounts receivable

Additional risks relating to possible legal disputes were identified as of November 30, 2004. Any recourse on the part of HORNBACH-Baumarkt-AG is not deemed probable, but cannot be excluded entirely. The potential recourse amounts to € 11.3 million. In respect of the recourse relating to this matter, HORNBACH-Baumarkt-AG has a possible reimbursement claim in the same amount.

(6) Bond issue

HORNBACH-Baumarkt-AG has placed a ten-year paper with a volume of € 250 million and an interest coupon of 6.125% on the European capital market for corporate bonds. This liability has been reported under long-term debt less the expenses still expected to be incurred.

(7) Dividends

Following the approval by the Annual General Meeting on September 2, 2004 of the proposal made by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, a dividend amounting to € 0.87 per share was distributed to shareholders for the 2003/2004 financial year.

(8) Adjustments made to the Interim Financial Statements

With effect from the first quarter of 2004/2005, the statement of income of HORNBACH-Baumarkt-AG was compiled for the first time using the standard international cost-of-sales accounting method. The resultant harmonization of internal and external reporting structures also reflects in aggregate form in the company's external accounting that information considered to be useful and of relevance to the internal management of the company. This provides a common language both within the company and in its communications with the capital markets. The harmonization involved the restructuring and revised summarization of items within the statement of income. The figures contained in the statement of income for the previous year have been adjusted accordingly. This has resulted in particular in an amendment of earnings before interest and taxes (EBIT), given that the other taxes previously reported under tax expenses have been allocated to the functional divisions in which they arise.

The adjustments made are structured as follows:

€ m	3rd Quarter 2003/2004	Nine months 2003/2004
EBIT as reported	10.7	69.8
Other taxes	-0.7	-1.8
EBIT following adjustment	10.0	68.0

The segment results (c.f. Segment Reporting) have been adjusted to take account of the amended earnings before interest and taxes.

(9) Selling and store operating expenses

Selling and store operating expenses include costs incurred in connection with the operation of DIY stores with garden centers. They primarily consist of personnel, advertising, general operating, depreciation and rental expenses.

(10) Pre-opening expenses

Direct costs incurred in connection with the construction of a new DIY store with a garden center and which arise at or close to the time of such construction are reported as pre-opening expenses. These primarily consist of personnel expenses and other expenses.

(11) General and administration expenses

General and administration expenses include all those costs incurred in connection with the operation or construction of DIY stores with garden centers which cannot be directly allocated to such projects. These primarily relate to personnel expenses, legal and advisory expenses, IT expenses, as well as to depreciation and other administration expenses.

(12) Other operating income and expenses

Other operating income and expenses are structured as follows:

€ m	3rd Quarter 2004/2005	3rd Quarter 2003/2004	± %
Other operating income	9.3	7.0	32.9
Other operating expenses	4.1	4.7	-12.8
Other operating income and expenses	**5.2**	**2.3**	**126.1**

€ m	Nine Months 2004/2005	Nine Months 2003/2004	± %
Other operating income	23.6	18.0	31.1
Other operating expenses	11.6	9.4	23.4
Other operating income and expenses	**12.0**	**8.6**	**39.5**

Other operating income primarily relates to advertising grants, income from transfers within the HORNBACH HOLDING AG Group and other income generated within the framework of operating activities.

Other operating expenses principally consist of expenses which cannot be accurately allocated to any particular functional division and which are incurred within the framework of operating activities. These include in particular exchange rate differences, losses incurred on the disposal of fixed assets and losses resulting from damages. Moreover, this item includes extraordinary depreciation of € 1.9 million undertaken on a piece of land as of November 30, 2004. The book value of the land was thus adjusted to the net disposal price expected to be attainable.

(13) Net financial expenses

Net financial expenses are structured as follows:

€ m	3rd Quarter 2004/2005	3rd Quarter 2003/2004	± %
Interest and comparable income	0.4	0.1	300.0
Interest and comparable expenses	5.5	5.0	10.0
	5.1	**4.9**	**4.1**

€ m	Nine Months 2004/2005	Nine Months 2003/2004	± %
Interest and comparable income	0.7	0.3	133.3
Interest and comparable expenses	15.7	15.5	1.3
	15.0	**15.2**	**-1.3**

(14) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 246.9 million at the end of the first nine months on November 30, 2004 (previous year: € 225.6 million). Personnel expenses have been restructured in the course of the conversion to cost-of-sales accounting. This has resulted in an increase of € 3.7 million in the level of personnel expenses reported for the previous year.

Depreciation and amortization totaling € 44.6 million was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first nine months of the 2004/2005 financial year (previous year: € 43.4 million).

(15) Taxes on income

Taxes on income are structured as follows:

€ m	3rd Quarter 2004/2005	3rd Quarter 2003/2004	± %
Current tax expenses	-2.0	2.4	183.3
Deferred tax expenses	4.9	-0.7	-800.0
	2.9	**1.7**	**70.6**

€ m	Nine Months 2004/2005	Nine Months 2003/2004	± %
Current tax expenses	19.8	18.3	8.2
Deferred tax expenses	11.6	2.1	452.4
	31.4	**20.4**	**53.9**

(16) Earnings per share

Undiluted earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

	3rd Quarter 2004/2005	3rd Quarter 2003/2004
Number of shares issued	15,011,500	15,011,500
Consolidated net income allocable to the shareholders of HORNBACH-Baumarkt-AG (in € million)	5.4	3.4
Earnings per share (in €)	**0.36**	**0.22**

	Nine Months 2004/2005	Nine Months 2003/2004
Number of shares issued	15,011,500	15,011,500
Consolidated net income allocable to the shareholders of HORNBACH-Baumarkt AG (in € million)	50.0	33.5
Earnings per share (in €)	**3.33**	**2.23**

The share option plans mean that there are some shares which may potentially be diluted. These have no influence on the earnings per share figure, however, as the hurdles for exercising such options have not been reached.

(17) Segment reporting

Nine Months 2004/2005 in € m (Nine Months 2003/2004 in € m)	DIY Stores	Real Estate	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**1,658.2**	**66.7**	**-66.1**	**1,658.8**
	(1,505.6)	(59.2)	(-58.1)	(1,506.7)
- Sales to external third parties	1,657.7	0.0	0.0	1,657.7
	(1,504.7)	(0.0)	(0.0)	(1,504.7)
- Sales to affiliated companies	0.5	0.0	0.0	0.5
	(0.9)	(0.0)	(0.0)	(0.9)
- Rental income from affiliated companies, internal rental income	0.0	66.1	66.1	0.0
	(0.0)	(58.6)	(-58.1)	(0.5)
- Rental income from external third parties	0.0	0.6	0.0	0.6
	(0.0)	(0.6)	(0.0)	(0.6)
Segment results (EBIT)	**83.5**	**19.0**	**-6.1**	**96.4**
	(60.8)	(14.4)	(-7.2)	(68.0)

Bornheim, December 20, 2004

The Board of Management
HORNBACH-Baumarkt-Aktiengesellschaft

HORNBACH

Ad-hoc-Mitteilung der HORNBACH-Baumarkt-AG am 18.Januar 2005

HORNBACH-Aktienoptionsplan: Aktienkurs erreicht Erfolgsziel

Bornheim bei Landau, 18. Januar 2005.
Im Präsenzhandel der Frankfurter Wertpapierbörse schloss die Aktie der HORNBACH-Baumarkt-AG (ISIN DE0006084403) am Dienstagabend bei 32,90 Euro. Damit wurde das Erfolgsziel von 32,83 Euro der am 15. Januar 2001 ausgegebenen zweiten Tranche des Aktienoptionsplans 1999 der HORNBACH-Baumarkt-AG erreicht. Die Ausübungshürde der am 18. Januar 2002 ausgegebenen dritten Tranche liegt bei 33,29 Euro. Nach den Bezugsrechtsbedingungen können im laufenden Jahr bis zu ca. 200.000 Bezugsrechte aus der zweiten Tranche sowie bis zu ca. 150.000 Bezugsrechte aus der dritten Tranche ausgeübt werden. Die bezugsberechtigten Mitarbeiterinnen und Mitarbeiter der HORNBACH-Baumarkt-AG haben die Wahl, die aus der Option bezogenen Aktien in das Depot bei Ihrer Hausbank liefern zu lassen oder einen Auftrag zum Verkauf über die Börse zu erteilen. Die Einreichungsfrist für die Ausübungserklärung endet am 24. Januar 2005. Verkaufsaufträge werden anschließend über die mit der Abwicklung des Aktienoptionsplans betraute Bank ausgeführt.

****

HORNBACH Share Option Plan: Share Price Reaches Performance Target

Bornheim bei Landau, January 18, 2005.
The share of HORNBACH-Baumarkt-AG (ISIN DE0006084403) closed at Euro 32.90 in floor trading at the Frankfurt Stock Exchange on Tuesday evening. The performance target of Euro 32.83 for the second tranche of the HORNBACH-Baumarkt-AG 1999 share option plan issued on January 15, 2001 has therefore been reached. The exercise hurdle for the third tranche issued on January 18, 2001 amounts to Euro 33.29. The terms and conditions governing the subscription rights mean that up to around 200,000 subscription rights from the second tranche and up to around 150,000 subscription rights from the third tranche may be exercised during the current year. The employees of HORNBACH-Baumarkt-AG entitled to such subscription rights may select between having the shares resulting from such options delivered to their accounts at their respective banks or issuing a sale order for the shares to be sold via the stock exchange. The submission period for the notification of such exercising expires on January 24, 2005. Sales orders will be executed following this deadline by the bank commissioned with the handling of the share option plan.

Kontakt:

HORNBACH-Baumarkt-AG
Investor Relations
Axel Müller
Tel.: +49(0) 6348-60 2444
Fax: +49(0) 6348-60 4299
mail: axel.mueller@hornbach.com